EXHIBIT 12.1
American Safety Insurance Group, Ltd.

	1999	2000	2001	Nine Months Ended 9/30/2001	Nine Months Ended 9/30/2002
Earnings
Pre-Tax Earnings (Loss)	6,003	(2,520)	5,316	4,352	6,966
Plus: Interest Expense Recognized	—	—	470	62	588

Total Earnings	6,003	(2,520)	5,786	4,414	7,554

Fixed Charges
Interest Accruals for the Period	—	244	1,237	971	348

Total Fixed Charges	—	244	1,237	971	348

Coverage Ratio	—	$(2,764)	4.677445	4.545829	21.7069

*	Dollar amounts are in thousands